UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR ATTENDANCE AT THE EXTRAORDINARY GENERAL MEETING December 15, 2026 1 MANAGEMENT INVITATION 2 CALL NOTICE 3 ATTENDANCE AT THE MEETING 4 INFORMATION EXHIBITS: I TEMPLATE OF POWER OF ATTORNEY ABOUT THE AGENDA 1. MANAGEMENT INVITATION Dear Shareholder, It is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Extraordinary General Meeting (“EGM”). This Manual was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines. In order to facilitate your analysis and appreciation of the matters to be resolved, this Manual includes the information made available in addition to the Call Notice. This Manual must be read together with the Management Proposal and other documents related to our General Meeting, available on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm.gov.br) and on the B3 website (www.b3.com.br). We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors. We hope that this Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company. Date & Time: 12/15/2026 3:00 P.M. (BRT) Local : Avenida Presidente Juscelino Kubitschek, nº 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP 3 2. CALL NOTICE BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067 CALL NOTICE – EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting ("EGM") to be held on December 15, 2026, at 3:00 P.M., at the Company's headquarters, located at Avenida Presidente Juscelino Kubitschek nº 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve on the following Agenda: (a) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016. Observations for participation and Voting during the Meeting Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways: In person - The shareholders or their legal representatives shall present themselves for the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy-two (72) hours before the EGM is held; Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper, to the respective custodian agents or to the Central Depository, in accordance with the procedures described in the General Meeting Participation Manual. As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the EGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures. 4 2. CALL NOTICE In this sense, the Company recommends and encourages the participation of its shareholders in its Meeting, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Extraordinary General Meeting of December 15, 2026. General Instructions 1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%; 2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and 3. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CVM – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br). São Paulo, November 13, 2026 Deborah Stern Vieitas Chairwoman of the Board of Directors 5 3. ATTENDANCE AT THE MEETING Santander Brasil shareholders may participate in the EGM in person or by proxy, as specified in item 3.2 below or even by Remote Voting Ballot. Shareholders will be required to provide the following documents to participate in the EGM. Individual: • identity document with photo (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy) 3.1. In-person Participation Legal entity: • corporate documents that prove the legal representation of the shareholder (original or copy) • legal representative's identity document with photo (original or copy) Investment fund: • identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy) • simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) Santander Brasil shareholders may participate in the EGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on. Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution. 6 3. ATTENDANCE AT THE MEETING 3.2. Participation by Proxy The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders. The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held. However, in order to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held. In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held. In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit 1 to this Manual. Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above. The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A - Vila Nova Conceição - São Paulo – SP, 26th floor – Investor Relations, email: ri@santander.com.br. 3.3. Remote Voting Participation Pursuant to articles 26 et seq. of CVM Resolution No. 81/22, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc). The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below: 7 3. ATTENDANCE AT THE MEETING (I) Submittal of the Ballot to Custody agents or Central Depository The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") must transmit their voting instructions in accordance with the rules determined by the Custodian, who will forward said voting statements to the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão or directly forward the voting instructions to the Central Depository in accordance with the rules determined by B3 S.A. – Brasil, Bolsa Balcão. Shareholders must contact their respective Custodians and Central Depository to check the procedures established by them for issuing voting instructions via ballot, as well as the documents and information required for this purpose. The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 12/11/2026 (including), unless defined otherwise by them. (II) Submittal of the Ballot by the Shareholder to the Bookkeeper The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted: (i) all fields shall be duly completed; (ii) all pages shall be initialed; (iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation. The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Bookkeeper by 12/11/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br. After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 12/11/2026 (including). Remote voting ballots received by the Bookkeeper after 12/11/2026 shall be disregarded. 8 3. ATTENDANCE AT THE MEETING (III) Submittal of the remote voting ballot directly to the Company The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted: (i) all fields shall be duly completed; (ii) all pages shall be initialed; (iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation. The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Company by 12/11/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Investor Relations – Avenida Presidente Juscelino Kubitschek, 2041 – 26º andar – Vila Nova Conceição – São Paulo/SP – CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br. After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 12/11/2026 (including). Remote voting ballots received by the Company after 12/11/2026 shall be disregarded. 9 3. ATTENDANCE AT THE MEETING General Information: In accordance with Article 44 of CVM Resolution No. 81/22, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and Upon termination of the deadline for remote voting, in other words, from 12/12/2026, the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting. ADS holders Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares. 10 4. INFORMATION ABOUT THE AGENDA a) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016 Management proposes an amendment to Clause 7.2 of the Company's Long Term Incentive General Plan in order to adjust the average period of the daily quotation for calculating the conversion for bonus payment purposes, from 50 (fifty) to 30 (thirty) last trading sessions, applicable to payments made in the current and subsequent fiscal years. Information regarding the amendment to the Company’s General Long Term Incentive Plan is available in the Management Proposal published on the Company’s Investor Relations website (www.ri.santander.com.br), as well as on the CVM website (www.cvm.gov.br) and the B3 website (www.b3.com.br). 11 Exhibits EXHIBIT I – POWER OF ATTORNEY TEMPLATE POWER OF ATTORNEY [SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/MF under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/MF under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on December 15, 2026, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda: (a) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016. ( ) In favor ( ) Against ( ) Abstention The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect. This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above. [Location], [day] of [month] 2026. _____________________________________________ [Signature of the Party] 13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 13, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer